UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

NUTRACEA

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45776L100

(CUSIP Number)

Baruch Halpern
20900 NE 30th Ave, Suite 200
Aventura, FL 33180

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 7, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (11-02)        Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 45776L100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Baruch Halpern

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐

(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization USA

	7.	Sole Voting Power
		0

Number of
Shares	8.	Shared Voting Power
Beneficially		17,312,376(1)
Owned by
Each
Reporting	9.	Sole Dispositive Power
Person With		0

	10.	Shared Dispositive Power
		17,312,376(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

17,312,376(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

8.73%(2)

14.	Type of Reporting Person (See Instructions)

IN

(1)
Represents (1) 790,000 shares of common stock of NutraCea, (2) 4,906,446 shares of common stock of NutraCea underlying warrants and (3) 11,615,930 shares of common stock of NutraCea underlying convertible notes

(2)
Percentage ownership calculation is based upon based 198,422,574 shares of NutraCea Common Stock outstanding as of June 30, 2011, as reported in NutraCea’s Quarterly Report on Form 10-Q for the period ended June 30, 2011, filed on August 15, 2011.

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, no par value (the “NutraCea Common Stock” or “Common Stock”), of NutraCea, a California corporation (“NutraCea”).  The principal executive offices of NutraCea are located at 6720 North Scottsdale Road, Suite 390, Scottsdale, AZ.

Item 2.	Identity and Background

This Schedule 13D is filed by Baruch Halpern, an individual (“Mr. Halpern”). The address of Mr. Halpern is 20900 NW 30th Avenue, Suite 200, Aventura, FL 33180.  He is a Managing Director for Halpern Capital, Inc. located at 20900 NW 30th Avenue, Suite 200, Aventura, FL 33180.

During the five years prior to the date hereof, Mr. Halpern has not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Halpern is an American citizen.

Item 3.	Source and Amount of Funds or Other Consideration

On June 29, 2011, Mr. Halpern and NutraCea entered into a Note and Warrant Purchase Agreement whereby NutraCea issued to Mr. Halpern (1) a convertible promissory note in the original principle amount of approximately $739,000 which was convertible into shares of common stock at $0.21 per share, (2) a convertible promissory note in the original amount of $270,000 which was convertible into shares of common stock at $0.21 per share, and (3) warrants to purchase 1,000,000 shares of common stock at $0.23 per share (the “First Prior Agreement”).

On August 31, 2011, Mr. Halpern and NutraCea entered into a Note and Warrant Purchase Agreements whereby NutraCea issued to Mr. Halpern (1) a convertible promissory note in the original principle amount of $730,000 which was convertible into shares of common stock at $0.21 per share, and (2) a warrant to purchase 730,000 shares of common stock at $0.23 per share (the “Second Prior Agreement”).  On October 7, 2011, Mr. Haplern and NutraCea entered into a Note and Warrant Purchase Agreement (“Agreement”) to restructure previously issued convertible promissory notes and warrants and to allow NutraCea to borrow additional funds.

Pursuant to the Agreement, Mr. Halpern cancelled the warrants and the convertible promissory notes issued under the First Prior Agreement and the Second Prior Agreement (collectively, the “Prior Agreements”) in exchange for the issuance of a new convertible promissory note in the original principal amount of approximately $1,773,000 to Shoshana Shapiro Halpern Revocable Trust UA June 13, 2006 (the “Trust”). In addition, the Trust purchased and NutraCea issued a convertible promissory note in the original principal amount of $550,000. In consideration for the note purchase and the cancellation of the warrants under the Prior Agreements, NutraCea issued the Trust a warrant to purchase 2,323,186 shares of common stock at $0.22 per share that expires on June 15, 2015. Each of the convertible promissory notes is due and payable on October 16, 2014 and bears interest at an annual rate equal to 10% per year. Each convertible note shall be convertible into shares of NutraCea common stock at $0.20 per share.

Item 4.	Purpose of Transaction

Mr. Halpern and the Trust purchased the Common Stock, the convertible notes and warrants for investment purposes. Mr. Halpern has no plans or proposals which relate to or would result in any of the matters listed in Items 4(a) to 4(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)     Mr. Halpern is or may be deemed to be the beneficial owner of an aggregate of 17,312,376 shares (the “Underlying Shares”) of Common Stock, or approximately 8.73% of the number of (i) outstanding shares of NutraCea Common Stock outstanding as of June 30, 2011, plus (ii) shares of Common Stock into which the NutraCea securities may be converted.  The preceding numbers and percentages are based upon 198,422,574 shares of NutraCea Common Stock outstanding as of June 30, 2011, as reported in NutraCea’s Quarterly Report on Form 10-Q for the period ended June 30, 2011, filed on August 15, 2011.  Mr. Halpern is the beneficial owner of 790,000 shares of Common Stock.  The remainder represents shares which may be converted into Common Stock pursuant to outstanding notes and warrants.

(b)    Mr. Halpern has shared voting and dispositive power with Shoshana Halpern with respect to any of the Underlying Shares that he may be deemed to beneficially own.  Please see Rows 7 through 10 of the cover page to this Schedule 13D.

(c)     Other than as described above in Item 4, Mr. Halpern has not engaged in any transaction in NutraCea Common Stock during the 60-day period immediately preceding the date hereof except as described herein.

(d)    Mr. Halpern and Shoshana Halpern are each trustees under the Trust and each have voting and dispositive powers over securities owned by the Trust.

(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Halpern is a financial advisor who works with NutraCea through Halpern Capital, Inc.  Halpern Capital, Inc. has an agreement with NutraCea under which Halpern Capital may receive between 3% and 5%, depending on the type of security offering, of cash consideration for security offerings Halpern Capital arranges for NutraCea.

Item 7.	Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 17, 2011

Date
/s/       Baruch Halpern

Signature
           Baruch Halpern

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)